MICHAEL A. LITTMAN
                                 Attorney at Law
                               7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                                malattyco@aol.com

                                February 5, 2015

Securities and Exchange Commission
Attn: John Dana Brown
Division of Corporation Finance Mail Stop 3561
Washington, D.C. 20549

Re:      Safe Lane Systems, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed November 14, 2014
         File No. 333-198435

Dear Mr. Brown:

     We received your comment letter to Amendment No. 1, therefore, we are submitting this letter in response. Amendment No. 2 to the Registration Statement has been filed on the EDGAR system in which we have made edits in response to comments 2-11.

PROSPECTUS COVER PAGE
---------------------

     1. We note your response to our prior comment 5 and reissue in part. Please provide us with a more detailed legal analysis that supports your assertion that Rule 145 of the Securities Act was not applicable at the time STC entered into the Master I.P. Agreement and the Plan of Liquidation was approved by a majority of the shareholders of STC. Please note that Rule 145(a) states that it may be applicable for either a "vote or consent," and although STC did not solicit votes from its shareholders, it appears STC may have obtained consents representing a majority of the shares as controlled by management. In your legal analysis, please address the following: (i) what approvals where obtained from the shareholders of STC prior to entry into the Master I.P. Agreement and the Plan of Liquidation, (ii) if you are relying on a specific statutory exemption pursuant to the second paragraph of Rule 145 for the issuance of the Class "B" Preferred Convertible Non-Voting Stock to the Trustee of STC, please state the specific exemption and the basis for such exemption, (iii) to the extent you are relying on such a statutory exemption, please address it in the context of not only the actions of the Trustee of STC but also the shareholders of STC and (iv) to the extent that you believe the Plan of Liquidation does not qualify as a transfer of assets under Rule 145(a)(3), please explain. To the extent applicable, please include legal references, statutory, case law or otherwise, which supports your position. Please note that we may have additional comments.

Safe Lane Systems, Inc.
File No. 333-198435
Page 2 of 7

ANSWER: We have reviewed Rule 145 and (a)(3) thereof to respond appropriately. Our commentary on Rule 145 language will be in standard font.

"17 CFR 230.145 - RECLASSIFICATION OF SECURITIES, MERGERS, CONSOLIDATIONS AND ACQUISITIONS OF ASSETS

Rule 145 (ss. 230.145 of this chapter) is designed to make available the protection provided by registration under the Securities Act of 1933, as amended
(Act), TO PERSONS WHO ARE OFFERED SECURITIES in a business combination of the type described in paragraphs (a) (1), (2) and (3) of the rule. THE THRUST OF THE RULE IS THAT AN OFFER, OFFER TO SELL, OFFER FOR SALE, OR SALE OCCURS WHEN THERE IS SUBMITTED TO SECURITY HOLDERS A PLAN OR AGREEMENT PURSUANT TO WHICH SUCH HOLDERS ARE REQUIRED TO ELECT, ON THE BASIS OF WHAT IS IN SUBSTANCE A NEW INVESTMENT DECISION, WHETHER TO ACCEPT A NEW OR DIFFERENT SECURITY IN EXCHANGE FOR THEIR EXISTING SECURITY. (Italics/Capitalization added.)

Here there is no "offer" of securities in a "business combination." This is a DIVIDEND of a created subsidiary's shares. Note: The italicized language of the Rule, first paragraph. There is no election to a "dividend," as under Nevada law, the Board of STC had full authority to create a new value to STC shareholders.

(a) Transactions within this section. An offer, offer to sell, offer for sale, or sale shall be deemed to be involved, within the meaning of section 2(3) of the Act, so far as the security holders of a corporation or other person are concerned WHERE, PURSUANT TO STATUTORY PROVISIONS OF THE JURISDICTION UNDER WHICH SUCH CORPORATION OR OTHER PERSON IS ORGANIZED, OR PURSUANT TO PROVISIONS CONTAINED IN ITS CERTIFICATE OF INCORPORATION OR SIMILAR CONTROLLING INSTRUMENTS, OR OTHERWISE, THERE IS SUBMITTED FOR THE VOTE OR CONSENT OF SUCH SECURITY HOLDERS A PLAN OR AGREEMENT FOR: (Italics/Capitalization added.)

Please note: There is no vote or consent of STC shareholders. The fact that the Board of STC supports this plan as a way to dividend shares of a subsidiary to shareholders is not a vote solicitation. It was the idea of the Board to create a newco to commercialize a specific product line of STC.

There is no "pro rata" distribution. It is limited to shareholders who are not management of STC.

     1.   Reclassifications - Not applicable

     2.   Mergers or consolidations - Not applicable

     3. Transfers of assets. A transfer of assets of such corporation or other person, to another person in consideration of the issuance of securities of such other person or any of its affiliates, if:

               (i) Such plan or agreement provides for dissolution of the corporation or other person whose security holders are voting or consenting; or

               (ii) Such plan or agreement provides for a pro rata or similar distribution of such securities to the security holders voting or consenting; or

               (iii) The board of directors or similar representatives of such corporation or other person, adopts resolutions relative to paragraph
          (a)(3) (i) or (ii) of this section within 1 year after the taking of such vote or consent; or

               (iv) The transfer of assets is a part of a preexisting plan for distribution of such securities, notwithstanding paragraph (a)(3) (i),
          (ii), or (iii) of this section.

None of the items i, ii, iii, are applicable in anyway, and a license subject to performance is not an asset transfer.

Staff Legal Bulletin No. 4 (CF) from the Division of Corporation Finance Securities and Exchange Commission appears to have significant information and interpretation for Rule 145, so we are relying on interpretations therein. We quote pertinent sections thereof below and add our comments in standard font.

Safe Lane Systems, Inc.
File No. 333-198435
Page 3 of 7

"DATE: September 16, 1997

SUMMARY: This staff legal bulletin states the Division of Corporation Finance's views regarding whether Section 5 of the Securities Act of 1933 applies to spin-offs. This bulletin also addresses related matters, including how securities received in spin-offs may be resold under the Securities Act.

1. What Is A "Spin-Off"?

In a "spin-off," a parent company distributes shares of a subsidiary to the parent company's shareholders.

A subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a "sale" of the securities by the parent..." (See discussion of "Sale" under 4 below.)

"4. Does the Subsidiary Have to Register the Spin-Off Under the Securities Act?

The Subsidiary Does Not Have to Register the Spin-Off if Five Conditions are Met...

IF THE PARENT SHAREHOLDERS PROVIDE CONSIDERATION FOR THE SPUN-OFF SHARES, THE PARENT WOULD BE TRANSFERRING THE SPUN-OFF SECURITIES FOR VALUE. This transfer of securities for value is a "sale" under the Securities Act. So, when shareholders provide consideration, the subsidiary must register the spin-off unless an exemption is available..." (Italics/Capitalization added.)

No consideration is being provided for Spun Off shares, so there is no "sale."

"The subsidiary registers the spun-off securities under the Exchange Act.

"Valid Business Purpose for Spin-Off

"If the parent spins-off "restricted securities," the parent must have held those securities for at least two years.

A company that spins-off "restricted securities" may be an underwriter in the public distribution of those securities.

The Division believes, however, that the parent would not be an underwriter of the spun- off securities and the subsidiary would not have to register the spin-off under the Securities Act when:

     *    the parent has held the  "restricted  securities"  at least two years;
          and

     *    the spin-off satisfies the conditions described above.

THIS TWO-YEAR HOLDING PERIOD POSITION DOES NOT APPLY WHERE THE PARENT FORMED THE
SUBSIDIARY   BEING   SPUN-OFF,   RATHER  THAN  ACQUIRING  THE  BUSINESS  FROM  A
THIRD-PARTY..." (Italics/Capitalization added.)

In this case, STC is completing a Spin Off for which shares cannot be distributed, except under a Registration Statement.

"5. Does Securities Act Rule 145 Require the Subsidiary To Register A Spin-Off?

Securities Act Rule 145 requires specified transactions to be registered under the Securities Act WHEN INVESTORS DECIDE WHETHER TO ACCEPT A NEW OR DIFFERENT SECURITY IN EXCHANGE FOR THEIR EXISTING SECURITY. For example, when shareholders vote on a plan or an agreement for the transfer of assets in consideration for the issuance of securities, Rule 145(a)(3) may deem that vote to be a "sale" under the Securities Act. (Italics/Capitalization added.)

Neither Safe Lane nor STC has asked for a substitution or an exchange of a new security nor any consideration for the shares to be distributed to STC shareholders.

Safe Lane Systems, Inc.
File No. 333-198435
Page 4 of 7


Parent companies often ask their shareholders to vote on proposed spin-offs. Further, spin-offs may include the transfer of assets to the subsidiary.

No vote was requested or required of shareholders. No consent is required under Nevada Revised Statutes for what is a dividend in form of spun off shares. (See NRS 78.288 referenced hereafter.)

Based on Rule 145(a)(3), the Division generally has refused to say that the subsidiary does not have to register a spin-off where the parent's shareholders vote on an asset transfer from the parent to the subsidiary. However, we have reconsidered this position where the parent wholly owns the subsidiary. In this situation, WE WILL NO LONGER REQUIRE SECURITIES ACT REGISTRATION OF A SPIN-OFF SOLELY AS A RESULT OF A SHAREHOLDER VOTE ON THE ASSET TRANSFER. The reason for the change in our view is that, when the other conditions described in response to Question 4, immediately above, are met, the vote on the asset transfer does not change the overall nature of the transaction." (Italics/Capitalization added.)

A footnote to SLB 4 provides:

"2/ The term "sale" is defined in Section 2(a)(3) of the Securities Act. Even though the parent is the seller of the securities in a spin-off, the subsidiary has to file the registration statement because it is the issuer of the securities."

Here, the Safe Lane subsidiary, effectively was created and filed a Registration Statement, for both the distribution and resale, which should resolve any concerns or questions of the Commission under Section 2(a)11, Section 5, or Rule 145.

We believe:

     o    (a)(3)(i) is inapplicable

     o    (a)(3)(ii) is inapplicable. No pro rata distribution.

     o    (a)(3)(iii) is inapplicable

     o (a)(3)(iv) - not a "transfer of assets" but a performance based license, subject to revocation, and it is not a "plan of distribution" without Registration.

This S-1 is in fact a Registration which was carefully designed to assure registration of the securities PRIOR to distribution and for resale. The intent behind the Securities Act was to require Registration, which is being done here. The Registration Statement provides "the protection provided by registration under the Securities Act of 1933," as set forth in the first sentence of Rule
145. No shareholder of STC has received unregistered securities, and no consideration is being given by STC shareholders.

Safe Lane Systems, Inc.
File No. 333-198435
Page 5 of 7

Please note that Nevada law provides:

NEVADA REVISED STATUTES 78.288

"78.288. Distributions to stockholders.

1. Except as otherwise provided in subsection 2 and the articles of incorporation, a board of directors may authorize and the corporation may make distributions to its stockholders, including distributions on shares that are partially paid."

Registrant believes all pertinent securities Registration concerns for the subject shares are completely covered by this Registration. STC shareholders/distributees are giving no consideration, nor exchange, and are not transferring assets. STC retains the IP and Master License on the IP subject to Safe Lane performance in commercialization.

RISK FACTORS RELATED TO OUR COMPANY, PAGE 7
-------------------------------------------
OUR ARTICLES OF INCORPORATION PROVIDE FOR INDEMNIFICATION, PAGE 7
-----------------------------------------------------------------

     2. We note the references to the laws of the "State of Florida." We also note that the company is incorporated in Colorado. Please revise or advise.

ANSWER: Please see revisions in last paragraph of page 10.

INFORMATION WITH RESPECT TO THE REGISTRANT, PAGE 27
---------------------------------------------------
DESCRIPTION OF BUSINESS, PAGE 27
--------------------------------

     3. We note per your response to our prior comment 31 that you have not incurred R&D costs; however, on page 27 you reference "taking over and completing R&D." Please reconcile this discrepancy.

ANSWER: Please see the second to last paragraph on page 30 where we have removed "taking over and completing R&D" and replaced with "evaluating product design for production."

COMPANY BUSINESS OVERVIEW, PAGE 28
----------------------------------
THE KONE GENERAL AUTOMATIC SAFETY CONE DISPENSER, PAGE 28
---------------------------------------------------------

     4. We note your response to our prior comment 21 and reissue. We note that this section and the Safe Lane System's Traffic Safety Spring Cones and ("Tote") Systems section on page 29 continue to reference graphics contained in Exhibit
99.1 and 99.2. Exhibits are not considered part of the prospectus. Because it appears these graphics are an integral part of the prospectus discussion, please insert the graphics directly into the prospectus.

ANSWER: Please see pictures inserted in pages 32 through 34.

FUTURE MILESTONES, PAGE 37
--------------------------

     5. We note your response to our prior comment 25 and reissue. Please include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. In this regard, we note that your business discussion contemplates

Safe Lane Systems, Inc.
File No. 333-198435
Page 6 of 7

operations beyond those set forth in this plan of operations. For instance, your business discussion references the identification of suppliers and manufacturers, beta and field testing of your products, finalization of your initial product designs, research and development of additional new products, regulatory approval of your initial products and initiation of a marketing campaign. Please revise as applicable and reconcile with your disclosure in the Plan of Operations section on page 42.

ANSWER: With regards to this comment, we have removed the old language and added new language on pages 40 and 41 under the title Future Milestones. We have also added the language at pages 44 and 45.

DESCRIPTION OF PROPERTIES/ASSETS/OIL AND GAS PROSPECTS/PATENTS, PAGE 40
-----------------------------------------------------------------------

     6. We note your response to our prior comment 27 and reissue in part. Please revise this section to summarize in greater detail the exclusive and non-exclusive license or sub-license agreements you have with Superior Traffic Controls, Inc. or any other third party. Clearly identify the licensor, your products covered by the license or sub-license agreements and detail any other material terms of the license or sub-license agreements, i.e. payment or royalty provisions.

ANSWER: Please see revisions and additional language under title B. DESCRIPTION OF PROPERTY on page 44.

     7. We note your disclosure in this section that another party holds the exclusive license to manufacture and distribute the 28" MUTCD compliant spring cones. We also note your disclosure in the Safe Lane System's Traffic Safety
Spring Cones and ("tote") Systems section on page 29 that you only have a "non-exclusive distributorship (as a private label)" with respect to your spring cone product. Please revise this section to summarize in greater detail this non-exclusive distributorship arrangement. In this regard, clearly identify the "third party licensee," your products covered by this arrangement and detail any other material terms of the arrangement, i.e. payment or royalty provisions.

ANSWER: Please see revisions and additional language under title B. DESCRIPTION OF PROPERTY on page 44.

FINANCIAL STATEMENTS
--------------------
GENERAL

     8. Please update your financial statements to comply with Rule 8-08 of Regulation S-X by providing financial statements for the interim period ended September 30, 2014.

ANSWER: We have included audited financial statements for the years ended December 31, 2014 and 2013.

PLAN OF OPERATIONS, PAGE 42
---------------------------

     9. We note your funding requirement estimates included in the 1st Quarter 2015, 2nd Quarter 2015, 3rd Quarter 2015 and 4th Quarter 2015 sections on pages 42-43. Please reconcile with the funding requirement estimates included on page 44.

ANSWER: With regards to this comment, we have removed the old language and added new language on pages at pages 44 and 45.

Safe Lane Systems, Inc.
File No. 333-198435
Page 7 of 7

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, PAGE 53
--------------------------------------------------------

         10. We note the reference date of August 27, 2014. Please revise this section to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K. We also note that this reference date is used throughout the prospectus. For example, the reference date is used with respect to the number of persons employed, number of stockholders of record, capital stock issued and outstanding, etc. Please revise the prospectus throughout as applicable.

ANSWER: Please see amendments throughout document. We have revised to reflect January 26, 2015.

UNDERTAKINGS, PAGE 60
---------------------

     11. We note your response to our prior comment 37 and reissue. Please revise to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K. In this regard, we note that you did not provide the complete undertaking.

ANSWER: Please see additional text added at the bottom of page 63 under the Item 17.

We hope these amendments meet with your approval.

Sincerely,

/s/ Michael A. Littman
Michael A. Littman